Exhibit 3

FOR IMMEDIATE RELEASE	20 SEPTEMBER 2017

WPP PLC (“WPP”)

Wunderman takes majority stake in Salesforce-focused consultancy Pierry in the US

WPP announces that its wholly owned global digital agency Wunderman has acquired a majority stake in Pierry, Inc. (“Pierry”), an industry-leading marketing software integration and solutions company specializing in optimizing campaigns on the Salesforce Marketing Cloud.

Pierry’s revenues were US$14.5 million for the period ended December 31, 2016. Clients include LifeLock, Louisiana Tech University, Major League Soccer team the San Jose Earthquakes and YETI Coolers. Pierry is based in Redwood City, CA, with offices in New York City, Kyoto and Boulder, CO. It employs approximately 100 people and was founded in 2008.

A recognized leader in creating technology-driven consumer experiences using Salesforce Marketing Cloud, Pierry’s mission is to help companies optimize their digital marketing initiatives through a unique combination of technology expertise and creative excellence. Utilizing its proprietary MaaS™ (Marketing as a Service) approach, Pierry helps clients design, develop and execute customized marketing programs that dramatically improve efficiency, impact, and increase ROI. Pierry is a Salesforce Platinum partner and was ranked #6 in the “2016 Fastest Growing Companies” by the San Francisco Business Times.

The investment continues WPP’s strategy of focusing on three key areas that differentiate the Group’s offering to clients: technology, data and content. WPP’s digital assets include companies such as Acceleration (marketing technology consultancy), Cognifide (content management technology), Conexance (data cooperative), Deeplocal (innovation studio founded as a spin-off from Carnegie Mellon University), Marketplace Ignition (Amazon-focused ecommerce), Medialets (mobile ROI measurement), Salmon (e-commerce), The Cocktail (digital consultancy) and Hogarth (digital production technology). WPP also has investments in a number of innovative technology services companies such as Globant and Mutual Mobile, as well as ad technology companies such as AppNexus, Celtra (creative management platform), comScore (data investment management), mySupermarket, Percolate, ScrollMotion and Within Unlimited (VR/AR).

The Group has invested in digital content companies like Russell Simmons’ All Def Digital, Fullscreen, Gimlet, Indigenous Media, Imagina (a content rights and media company based in Spain), MRC, Mic, Mitú, Refinery29, Uproxx Media Group and VICE. WPP’s roster of wholly owned digital agencies include AKQA, Blue State Digital, Essence, F.biz, Mirum, POSSIBLE, Triad Retail Media, VML and Wunderman.

WPP’s digital revenues were over US$7.5 billion in 2016, representing 39% of the Group’s total revenues of US$19.4 billion. WPP has set a target of 40-45% of revenue to be derived from digital in the next four to five years. Digital represented 41% of WPP’s revenues as of June 30, 2107. In North America, WPP companies (including associates) collectively generate revenues of US$7.5 billion and employ almost 29,000 people.

Contact:

Feona McEwan, WPP	+44(0) 20 7408 2204
Kevin McCormack, WPP	+1 (212) 632 2239